Exhibit (a)(5)(ix)

NEWS RELEASE
GLAMIS GOLD LTD.

For immediate release

Trading symbol: NYSE, TSX — GLG	January 17, 2005
All amounts in US$

GLAMIS GOLD LAUNCHES DISSIDENT PROXY SOLICITATION

VOTE “NO” TO THE GOLDCORP ACQUISITION OF WHEATON RIVER

January 17, 2005 — Reno, Nevada - Glamis Gold Ltd. (NYSE: GLG; TSX: GLG) announced that it filed today with securities regulators a Dissident Proxy Circular for the Goldcorp Inc. special shareholders meeting to be held January 31, 2005, and is mailing the Dissident Circular to Goldcorp shareholders. The Dissident Circular allows Glamis to directly solicit from Goldcorp shareholders a “NO” vote on the resolution to approve the proposed Goldcorp take-over bid for Wheaton River Minerals Ltd. Defeating the resolution allows Goldcorp shareholders to accept Glamis’ superior take-over bid and is a condition of that premium offer.

“We believe we have significant support among both individual and institutional investors for our take-over bid, but tendering to our offer is not sufficient. The Wheaton River proposal must first be rejected by a majority of votes cast at the Goldcorp meeting,” said Kevin McArthur, Glamis’ President and Chief Executive Officer. “This circular shows why the Glamis offer is superior, and it allows us to collect “NO” vote proxies for the meeting. Georgeson Shareholder Communications will be soliciting proxies in Canada and the United States, and will help us bring our message to shareholders. To us, every vote and every shareholder – both large and small – is important. The individual investor has always been a key component of Glamis’ investor base – we currently have over 32,000 shareholders – and is a central part of our strategy to become the ‘go-to’ gold stock.”
Under the terms of Glamis’ share exchange offer, Glamis has offered Goldcorp shareholders 0.89 of a Glamis common share for each Goldcorp common share. The offer represents a premium of 22.6% based on the volume-weighted average trading price for both companies for the 30 trading days on the New York Stock Exchange prior to December 16, 2004 – the date Glamis announced its intention to make the take-over bid.

To be able to accept the Glamis premium offer, Goldcorp shareholders must vote “NO”
on the proposed resolution to approve the Goldcorp-Wheaton River combination.

“Our offer for Goldcorp is simply superior to the proposed Wheaton River transaction. We offer a pure gold focus, quality, experienced management, the best growth profile in the business and perhaps most importantly, an immediate, substantial share price premium,” Mr. McArthur said. “In contrast, a combination with Wheaton River creates a company which derives significant revenues from copper – 45% of Wheaton River’s total revenues for the nine months ending September 30, 2004. In combination with Wheaton, Goldcorp’s future financial performance would be perched precariously on the shoulders of copper prices which are at near 15-year highs.”

The reasons why Glamis’ offer is superior to the Wheaton River transaction are fully discussed in the Dissident Circular. In summary, they are:

Receive a Premium Rather Than Pay a Premium. Glamis is offering a premium of 22.6% to Goldcorp shareholders while Goldcorp is proposing to pay a premium for Wheaton River under the proposed Goldcorp/Wheaton River transaction. Goldcorp shareholders will NOT have the opportunity to receive the premium being offered by Glamis if the Wheaton River transaction is approved.

Pure Gold. The combination of Glamis and Goldcorp continues both companies’ pure gold focus. In contrast, Goldcorp/Wheaton River will include significant base metal production, risking Goldcorp’s premium gold multiple.

Glamis’ Superior Ability to Deliver Profitable Growth. Glamis has a proven track record of delivering profitable growth. At the El Sauzal mine, Glamis started production only 28 months after acquisition, one quarter ahead of the initial schedule. In contrast, Wheaton River acquired the Los Filos project almost 14 months ago. The project is already at least one quarter behind schedule and there still is not a feasibility study or permit for the project.

Superior Corporate Culture. Glamis brings to the combined company a professional, operations- oriented management team experienced in permitting, mine development and operations. In contrast, Wheaton River’s largest asset is a minority, non-operating interest in a mine whose revenue stream comes mainly from copper.

Wheaton River’s True Gold Production Cash Costs. Wheaton River’s largest asset is a non-operating, minority interest in the Alumbrera mine in Argentina. Both the mine operator of Alumbrera and the other minority interest partner report financial results from Alumbrera for what it is – a COPPER MINE – with gold only a by-product. If Wheaton River reported its results with copper and gold as co-products, according to Wheaton River’s own public disclosure for the three month period ended September 30, 2004, the total cash cost of gold production at Alumbrera would have been $185 per ounce.

Risks Associated with Wheaton River Earnings. The earnings of Wheaton River are subject to operations risk, copper price risk and share dilution.

•	Consistent Mining Above Reserve Grade at Alumbrera. The published ore grade as at December 31, 2003 for Alumbrera was 0.56 grams per tonne gold and 0.50% copper. The milled ore grade over the last five quarters was 0.77 grams per tonne gold and 0.59% copper, approximately 37% and 18% above the reserve grades. This implies that ore having below average mine grade will likely be mined in the future, resulting in an adverse impact on Wheaton River’s future earnings.

•	Wheaton River’s Earnings are Highly Leveraged to Copper. For the nine months ended September 30, 2004 approximately 45% of Wheaton River’s total revenue was derived from copper production, with an average realized copper price of $1.31 per pound. However, the average copper price over the last five years is $0.875 per pound — Wheaton River’s earnings would have been significantly lower had the copper price not been at its highest levels in nearly 15 years.

•	Heavy Reliance on Copper Revenue. On a pro forma basis, for the nine months ended September 30, 2004, revenues from copper would represent over 31% of the total revenue of a combined Goldcorp/Wheaton River, contrary to the recent assertions of Wheaton River Chairman and CEO Ian Telfer that the combined company’s copper revenues would amount to only 19% of total revenue. Is Wheaton River assuming a substantially lower copper price in the future?

•	Future Dilution. Wheaton River has completed numerous equity offerings in the last three years, all of which have included a significant number of long-term warrants. Upon exercise of Wheaton River’s 176.4 million outstanding warrants as of September 30, 2004, Goldcorp/Wheaton River’s earnings per share will be further diluted. Glamis has no outstanding warrants.

For further information about Glamis’ premium offer or voting at the Goldcorp shareholders meeting on January 31, 2005, Goldcorp shareholders should contact Georgeson Shareholder Communications at 1-877-288-7946 (toll free in North America).

Analyst Briefing.

Glamis will host an analyst briefing in Toronto and simultaneous conference call today at 12:00 noon, Eastern Standard Time. To listen to the presentation, please call 1-800-265-0241 (North America) or 1-617-847-8704 (International) and enter passcode 70853522. Replays will be available until January 31, 2005 by calling 1-888-286-8010 (North America) and 1-617-801-6888 (International), and entering passcode 69286224. The presentation materials for the call will be available at the Glamis Gold website at www.glamis.com at the link entitled “Goldcorp Take-over News.”

Glamis Gold Ltd. is a premier intermediate gold producer with low-cost gold mines and development projects in Nevada, Mexico and Central America. The Company is committed to remaining 100 percent unhedged. Glamis’ plan and budget reflects a near tripling of annual gold production to more than 700,000 ounces by 2007 at a total cash cost below $150 per ounce.

VOTE PURE GOLD
VOTE NO TO WHEATON RIVER
VOTE TODAY

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, include, but are not limited to those with respect to, the price of gold, the estimation of mineral reserves and resources, the realization of mineral reserves estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, Glamis’ hedging practices, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Glamis to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Other Considerations” in the Glamis Annual Information Form. Although Glamis has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

This press release does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any of the securities of Glamis or Goldcorp. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and

Exchange Commission and offer to purchase and circular filed with Canadian securities regulatory authorities. Glamis has filed with the U.S. Securities and Exchange Commission a Registration Statement on SEC Form F-10, and has mailed an Offer Circular to Goldcorp stockholders concerning the proposed business combination with Goldcorp. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE OFFER CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov or in Canada at www.sedar.com. In addition, documents filed with the SEC and in Canada by Glamis will be available free of charge from Glamis Investor Relations, 5190 Neil Road, Suite 310, Reno, NV 89502, telephone (775) 827-4600.

For further information please contact:

Media:
John Lute:	Phone: 416-929-5883
Email: jlute@luteco.com

Larry Roth:	Phone: 732-598-2092
Email: larryroth@rothir.com

Investors:
Glamis Gold Ltd.	Website:	www.glamis.com
5190 Neil Road, Suite 310	email requests for investor packets to:	info@glamis.com
Reno, NV 89502	email questions/correspondence to:	michaels@glamis.com
Michael A. Steeves	Phone:	1-775-827-4600 ext. 3104
Vice President, Investor Relations